February 6, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Craig Arakawa, Branch Chief, Office of Beverages, Apparel, and Mining

Re:	McEwen Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated January 23, 2017
File No. 001-33190

Dear Mr. Arakawa:

We refer to your correspondence dated January 31, 2017, addressed to Andrew Elinesky, Chief Financial Officer of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). This letter contains the responses to the comments contained in your January 31, 2017 letter.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measures, page 61 through 66

Comment No. 1

We have reviewed your response and proposed disclosure to comment 1 noting you do not believe you have substituted an individually tailored accounting principle for the one in GAAP in your non-GAAP presentation of earnings from mining operations, total cash costs, all-in sustaining costs, all-in costs, and average realized prices. We note from your response and proposed disclosure that you are merely multiplying each individual line item on the financial statements of Minera Santa Cruz by your ownership percentage of 49%.  Please note that under the equity method of accounting you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item.  Since you account for your interest in the Minera Santa Cruz mine using the equity method, inclusion of a proportionate economic ownership in the non-GAAP measures does not appear to be consistent with the guidance in Question 100.04 of the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your non-GAAP disclosures accordingly.

Response:

Upon reviewing the staff’s recent comments in conjunction with our non-GAAP disclosure in the 2015 Form 10-K, and having further conversations with the staff, we identified certain modifications which we propose to incorporate prospectively, commencing with our 2016 Form 10-K. Specifically, we intend to cease consolidating the proportionate economic ownership of Minera Santa Cruz (“MSC”), in our non-GAAP measures and to separate the presentation of non-GAAP measures relating to our majority owned and controlled mine (El Gallo 1 Mine) from results of our minority owned mine (Sane José Mine, through our interest in MSC). In addition, our all-in sustaining costs will exclude the allocation of corporate general and administrative costs, and as such, we will revise our definition of the calculation of all-in sustaining costs to explain this removal to provide clarity in our report.

Consistent with our response dated January 23, we also propose to include additional disclosure in the narrative preceding the non-GAAP measures to alert the reader that we do not control the interest in, or operations of, MSC and the presentation of any assets, liabilities, revenues or expenses of MSC do not represent our legal claim to those items.

Please refer to the proposed prospective disclosure, using our 2015 Form 10-K non-GAAP performance measures for illustrative purposes, attached to this letter as follows:

•                  Appendix A: earnings from mining operations,

•                  Appendix B: total cash cost,

•                  Appendix C: all-in sustaining costs, and

•                  Appendix D: average realized prices.

Within each illustration, we excluded disclosure of consolidated results and consolidated totals.

Additionally, to avoid the appearance of providing individually tailored accounting principles as substitutions for GAAP measures, we will no longer provide the all-in costs metric as a whole because on a non-consolidated basis, the metric does not provide an appropriate comparison to our industry peer group.

In light of our consideration and the proposed revisions described herein, we also propose to eliminate the enhanced note disclosure, describing our equity investment in MSC, initially outlined in Appendix A of our January 23, 2017 response.

In speaking with the staff, we understand that it has allowed a transition period for implementing the changes to non-GAAP disclosure as a result of, among other items, the Compliance Disclosure Interpretations issued on May 17, 2016. We appreciate this opportunity and propose to take advantage of it.  In this regard, we intend to present consolidated earnings from mine operations, total cash costs, all-in sustaining costs, all-in costs, and average realized prices in our 2016 earnings release and related disclosure (but not in the 2016 Form 10-K). Furthermore, we intend to provide our future guidance of non-GAAP measures in line with the proposed disclosure to our 10-K as discussed above.

With the forgoing undertaking and explanation, we believe that we have responded to all the comments in the staff’s letter. Should you have any additional questions or comments, please contact the undersigned at 647-258-0395.

Sincerely,

MCEWEN MINING INC.

Andrew Elinesky
Senior Vice President & Chief Financial Officer

cc:	Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Carmen Diges, General Counsel — McEwen Mining Inc.
Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Don Linsdell, Audit Partner — Ernst & Young LLP

Appendix A

Proposed Presentation of Earning from Mining Operations

(Page 62 of the 2015 Form 10-K)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands)
El Gallo 1 Mine earnings from mining operations
Gold and silver sales	$11,411	$13,683	$72,956	$45,303
Production costs applicable to sales	(5,695)	(10,184)	(34,607)	(40,608)
Depreciation of mining related assets	(102)	(87)	(333)	(278)
Gross profit	5,614	3,412	38,016	4,417
Add: Amortization related to fair value increments on historical acquisitions included in Production Costs Applicable to Sales	322	322	1,288	1,288
El Gallo 1 Mine earnings from mining operations	$5,936	3,734	39,304	5,705
San José Mine earnings from mining operations (49% attributable basis)
Net sales	$22,045	$31,667	$91,187	$104,376
Production costs applicable to sales	(18,951)	(27,270)	(77,721)	(84,904)
San José Mine earnings from mining operations	$3,094	$4,397	$13,466	$19,472

Appendix B

Proposed Reconciliation of Total Cash Costs to Production Costs

(Page 64 of the 2015 Form 10-K)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except ounce and per ounce figures)
El Gallo 1 Mine cash costs
Production costs applicable to sales	$5,695	$10,184	$34,607	$40,608
Depreciation	(322)	(322)	(1,288)	(1,288)
Less: Pre-stripping costs for future pit access	(698)	(2,052)	(6,408)	(8,763)
Mine general and administrative expenses	195	296	805	1,174
Property holding costs	—	—	26	27
Other non-cash adjustments	220	—	(135)	(340)
Total cash costs	$5,090	$8,106	$27,607	$31,418
Gold equivalent ounces sold	10,270	11,406	62,704	35,924
El Gallo 1 Mine cash costs per gold equivalent ounces sold	$496	$711	$440	$875

San José Mine cash costs (49% attributable basis)
Production costs applicable to sales	19,009	27,300	77,840	85,023
Less: Operating site reclamation accretion and amortization	(378)	(493)	(1,213)	(1,746)
Depreciation	(6,369)	(10,328)	(22,275)	(29,913)
Mine general and administrative expenses	920	948	3,454	3,927
Refining, smelting, and transportation	2,168	3,687	9,657	12,078
Commercial discounts	1,309	1,857	5,795	6,957
Community costs related to current operations	50	(12)	211	224
Total cash costs	$16,709	$22,959	$73,469	$76,550
McEwen’s share of San José Mine gold equivalent ounces sold	21,836	32,425	84,927	96,304
San José Mine cash costs per gold equivalent ounces sold	$765	$708	$865	$795

Appendix C

Proposed Reconciliation of All-In Sustaining Costs to Total Cash Costs

(Page 65 of the 2015 Form 10-K)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except ounce and per ounce figures)
El Gallo 1 Mine all-in sustaining costs
Total cash costs	$5,090	$8,106	$27,607	$31,418
Operating site reclamation accretion and amortization	(20)	200	936	802
Exploration and study costs	344	260	1,488	1,592
Mine construction and capital expenditures (sustaining)	—	—	—	320
Pre-stripping costs for future pit access	698	2,052	6,408	8,763
All-in sustaining costs	$6,112	$10,618	$36,439	$42,895
Gold equivalent ounces sold	10,270	11,406	62,704	35,924
El Gallo 1 Mineall-in sustaining cost per gold equivalent ounces sold	$595	$931	$581	$1,194

San José Mine all-in sustaining costs (49% attributable basis)
Total cash costs	16,709	22,959	73,469	76,550
Operating site reclamation accretion and amortization	378	493	1,213	1,746
Exploration and study costs	289	296	1,431	1,060
Capitalised stripping & underground mine development	2,915	5,540	13,378	15,161
Capital expenditures (sustaining)	885	3,918	4,899	10,041
All-in sustaining costs	$21,176	$33,206	$94,390	$104,558
McEwen’s share of San José Mine gold equivalent ounces sold	21,836	32,425	84,927	96,304
San José Mine all-in sustaining cost per gold equivalent ounces sold	$970	$1,024	$1,111	$1,086

Appendix D

Proposed Reconciliation of Average Sales Price to Sales

(Page 66 of the 2015 Form 10-K)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except ounce and per ounce figures)
El Gallo 1 Mine average realized prices
Gold sales	$11,347	$13,555	$72,377	$44,956
Silver sales	64	129	579	347
Gold and silver sales	$11,411	$13,684	$72,956	$45,303
Gold ounces sold	10,211	11,272	62,226	35,600
Silver ounces sold	4,416	8,000	35,862	19,417
Gold equivalent ounces sold	10,270	11,406	62,704	35,924
Average realized price per gold ounce sold	$1,111	$1,203	$1,163	$1,263
Average realized price per silver ounce sold	$14.49	$16.08	$16.15	$17.89
Average realized price per gold equivalent ounce sold	$1,111	$1,200	$1,163	$1,261

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except ounce and per ounce figures)
San José Mine average realized prices (49% attributable basis)
Gold sales	$12,030	$17,207	$48,745	$55,268
Silver sales	11,009	16,409	46,749	54,711
Gold and silver sales	$23,039	$33,616	$95,494	$109,979
Gold ounces sold	11,353	14,764	43,508	44,725
Silver ounces sold	786,168	1,059,669	3,106,445	3,094,742
Gold equivalent ounces sold	21,836	32,425	84,927	96,304
Average realized price per gold ounce sold	$1,060	$1,165	$1,120	$1,236
Average realized price per silver ounce sold	$14.00	$15.49	$15.05	$17.68
Average realized price per gold equivalent ounce sold	$1,055	$1,037	$1,124	$1,142